UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary Shares, par value 20 Russian Roubles per Ordinary Share, and American Depositary

Shares,

each representing one Ordinary Share

(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)

(CUSIP Number)

Jacques Vincent

Groupe Danone

17, Boulevard Haussmann

75009 Paris

France

Tel: +33 1 4435 2020

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 97263M109	13D

(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Danone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☒ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                 4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46% (1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

CUSIP No. 97263M109	13D

(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☒ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46% (1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

CUSIP No. 97263M109	13D

(AMERICAN DEPOSITARY SHARES)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blanrim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☒ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                NOT APPLICABLE

  8.    SHARED VOTING POWER

                4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

  9.    SOLE DISPOSITIVE POWER

                NOT APPLICABLE

10.    SHARED DISPOSITIVE POWER

                4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,160,300 Ordinary Shares (including Ordinary Shares underlying ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46% (1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 18, 2002 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003, Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 21, 2003, and Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 21, 2004 (the “Amendment No. 3”, and such Statement as so amended, being the “Schedule 13D”). This Amendment No. 4 is filed with respect to the ordinary shares, par value 20 Russian Roubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the “American Depositary Shares” or “ADSs”) represents one Ordinary Share. Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The source of the approximately USD 8.7 million used to purchase the 498,800 ADSs beneficially acquired by the Reporting Persons since the date of Amendment No. 3 was the ordinary working capital of Groupe Danone supplied to Blanrim through Compagnie Gervais Danone.

Item 4. Purpose of Transaction

The second paragraph of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following language:

The purpose of the acquisition by Blanrim of ADSs is to reinforce our investment on behalf of Groupe Danone, in the Issuer, in relation to current favorable market trends and promising growth prospects in the Russian dairy market. The Reporting Persons may purchase additional shares in the future, depending on market conditions.

There have been no developments with respect to the Issuer since the termination of discussions between Groupe Danone and certain shareholders of the Issuer in December 2003 and the Reporting Persons do not expect to amend the Schedule 13D with respect to any such discussions, unless and until such time as such disclosure may be required by applicable law.

Item 5. Interest in Securities of the Issuer

Items (a)-(c) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following language:

(a)-(b) Blanrim beneficially owns 4,160,300 ADSs (representing 9.46% of the outstanding Ordinary Shares based on information contained in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005). The ADSs are indirectly beneficially owned by Groupe Danone and Compagnie Gervais Danone through their direct and indirect ownership of Blanrim. The power to vote and dispose the Ordinary Shares is shared between the Reporting Persons.

(c) On October 17, 2005, Blanrim purchased 115,000 ADSs in the open market. The price per ADS for such purchases ranged from USD 18.40 to USD 18.50. On October 13 and 14, 2005, Blanrim purchased 280,000 ADSs at prices ranging from USD 18.25 to USD 18.50 per ADS. To the knowledge of the Reporting Persons, with the exception of the foregoing purchases, none of the Reporting Persons, nor any person referred to in Exhibit A beneficially owns, or has acquired or disposed of any Ordinary Shares during the past 60 days.

Item 7. Materials to Be Filed as Exhibits

The following documents are hereby filed as exhibits:

A.

Directors and Officers of Groupe Danone, Compagnie Gervais Danone and Blanrim

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2005

GROUPE DANONE

By:	/s/ JACQUES VINCENT
Name:	Jacques Vincent
Title:	Senior Executive Vice President

COMPAGNIE GERVAIS DANONE

By:	/s/ JACQUES VINCENT
Name:	Jacques Vincent
Title:	Managing Director

BLANRIM

By:	/s/ CHRISTIANE BUTTE
Name:	Christiane Butte
Title:	Chief Executive Officer